FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February ,2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited 56,300
Mellon Bank 13,418
Chase Nominees Limited 743,700
Chase Manhattan Bank London 245,777
Chase Nominees 5,976,911
Citibank 93,100
Deutsche Bank 24,700
HSBC 49,214
Bank of New York London 79,500
Chase Nominees Ltd 665,300
Northern Trust 152,600
Chase Nominees 385,100
Nortrust Nominees Ltd 316,926
HSBC Client Holdings Nominee (UK) Ltd 11,789,170
Chase Manhattan Bank London 493,433
Northern Trust 717,023
J P Morgan 249,611
Bank of New York London 756,500
Morgan Stanley 198,100
Deutsche Bank 203,500
Citibank 21,200
Mellon Nominees Ltd 36,900
State Street Nominees Ltd 134,700
Bank of New York Brussels 340,641
State Street Bank & Trust 440,172
Chase Nominees Ltd 748,500
Nortrust Nominees Ltd 232,500
HSBC Client Holdings Nominee (UK) Ltd 200

5. Number of shares / amount of stock acquired

2,757,440 since last notification

6. Percentage of issued class

1%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

14th February 2003

11. Date company informed

17th February 2003

12. Total holding following this notification

25,164,696

13. Total percentage holding of issued class following this notification

9.13%

14. Any additional information

-

15. Name of contact and telephone number for queries

Anita Dowling (01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

17th February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 17 February, 2003